Exhibit 99.1

FOR IMMEDIATE RELEASE

uniQure Announces Financial Results for First Quarter 2015

Amsterdam, the Netherlands, June 11, 2015 — uniQure N.V. (NASDAQ: QURE), a leader in human gene therapy, today announced financial results for the first quarter ending March 31, 2015, and provided an update on multiple gene therapy programs.

Pipeline Updates

•                  Hemophilia B:  The Company has commenced screening patients in its first clinical trial site in Germany for its Phase I/II study of AMT-060 in hemophilia B patients and anticipates providing a preliminary readout of safety and efficacy data in the second half of 2015.

•                  Sanfilippo B: All patients have been dosed in the collaborator-sponsored Sanfilippo B program with Institut Pasteur.  One year follow-up results will be available in the second half of 2015 and presented at a relevant scientific meeting.

•                  Glybera®: uniQure remains on target to initiate in early 2016 a pivotal clinical study for Glybera® (alipogen tiparvovec) to support a future regulatory submission in the U.S.

•                  Parkinson’s Disease:  uniQure’s investigator-sponsored Phase I clinical study of glial cell line-derived neurotrophic factor (GDNF) in Parkinson’s disease, led by Krystof Bankiewicz, MD, PhD, at the University of California, San Francisco, has completed enrolment of its first dosing cohort and will be commencing dosing of its second cohort in the third quarter of 2015.

Corporate Highlights

Strategic Collaboration with Bristol-Myers Squibb

•                  On May 26, 2015, uniQure announced the closing of its collaboration with Bristol-Myers Squibb Company, triggering an initial $50 million upfront payment.  The partnership, announced April 6, 2015, provides BMS with exclusive access to uniQure’s gene therapy technology platform for multiple targets in the cardiovascular space.  The collaboration includes uniQure’s proprietary congestive heart failure program targeting S100A1, a calcium sensor and master regulator of heart function, and the companies will collaborate on up to nine other gene therapy targets addressing a broad range of cardiovascular disease and other target-specific disease areas.

•                  On June 10, 2015, the shareholders of uniQure approved the equity component of the BMS collaboration, and the Company will issue to BMS an initial tranche of approximately 1.1 million ordinary shares, at a purchase price of $33.84 per share, for aggregate consideration of approximately $38 million. The transaction is expected to close on June 12, 2015.

Business Development

•                  Collaboration with Treeway:  In January 2015, uniQure entered into a license and collaboration agreement with Treeway B.V., a private company founded by entrepreneurs Bernard Muller and Robbert Jan Stuit, both diagnosed with amyotrophic lateral sclerosis, or ALS, to develop a gene therapy treatment for ALS.

•                  Collaboration with Synpromics: In January 2015, uniQure entered into a collaborative license agreement with Synpromics Limited to strengthen its technology platform with respect to therapeutic indications that require high-level therapeutic gene expression or comprise large therapeutic genes. uniQure will exclusively own the results of this collaborative effort.

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Other Corporate Highlights

•                  Follow-on Public Offering:  On April 15, 2015, uniQure completed a follow-on public offering of 3,000,000 ordinary shares at $ 29.50 per ordinary share. After deducting the underwriting discounts and other estimated offering expenses payable by uniQure, the net proceeds to the Company were approximately $82.5 million (€77.9 million).

•                  Infrastructure: In the first quarter of 2015, the Company completed the build-out of its 53,000 sq. ft. manufacturing facility in Lexington, Massachusetts and remains on target to achieve GMP readiness by the end of 2015.

•      Human Resources: In January 2015, uniQure announced the appointment of Matt Kapusta to Chief Financial Officer.  On June 10, the shareholders of uniQure approved the appointments of Mr. Kapusta to the Management Board and Philip Astley-Sparke to the Supervisory Board. In addition, uniQure leadership accepted the request by Chief Commercial Officer Hans Christian Rohde to proceed with early retirement effective August 1, 2015.

“The completion of our landmark collaboration with Bristol-Myers Squibb begins an exciting new chapter for uniQure by advancing our goal to bring the promise of gene therapy to the millions of patients with cardiovascular disease,” Jörn Aldag, uniQure Chief Executive Officer, commentated.  “In conjunction with our successful follow-on offering, we also now have the necessary financial resources to achieve proof-of-concept in hemophilia B, Sanfilippo B and Parkinson’s disease and further the clinical development of these important programs.  We also plan to expand our proprietary pipeline in rare liver/ metabolic and CNS diseases by advancing several preclinical product candidates and pursuing acquisitions and in-licensing opportunities.”

Mr. Aldag added: “All of us at uniQure would like to thank Hans Christian for his leadership and collaboration over the last three years and we wish him the best for his well-deserved retirement.”

Financial Highlights

As of March 31, 2015, the Company held cash and cash equivalents of €43.2 million, compared with €53.2 million as of December 31, 2014.  Licensing and collaboration revenues for the three months ended March 31, 2015 were €1.1 million, compared with €1.2 million for the comparable period in 2014.  The majority of 2015 revenues are related to development activities that were reimbursable by Chiesi under the Company’s co-development agreement for hemophilia B.

Research and development expenses were €10.1 million for the three months ended March 31, 2015, compared with €6.2 million for the comparable period in 2014. The increase is related to the initiation of our Phase I/II clinical study of AMT-060 in hemophilia, additional development and clinical activities required to support the planned commercial launch of Glybera, the continued progression of uniQure’s other product candidates and increased activity in our U.S. facility.

Selling, general and administrative expenses were €4.2 million for the three months ended March 31, 2015, compared with €2.3 million or the comparable period in 2014. The increase is primarily due to expenses related to consultants and professional fees, associated with business development and other general and administrative activities. The net loss for the first quarter 2015 was €12.6 million, or €0.69 per share, compared with €7.8 million, or €0.52 per share, for the first three months of 2014.

About uniQure

uniQure is delivering on the promise of gene therapy through single treatments with potentially curative results. We have developed a modular platform to rapidly bring new disease-modifying therapies to patients with severe disorders. We are engaged in multiple partnerships and have obtained regulatory approval of our lead product, Glybera, in the European Union for a subset of patients with LPLD. www.uniQure.com

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to”, “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. Forward-looking statements are based on management’s beliefs and assumptions and on information available to management only as of the date of this press release. These forward-looking statements include, but are not limited to, statements regarding our collaborations with BMS and other parties, the commercial launch of Glybera in the EU, the progress of any of the ongoing or planned clinical studies and/or development of our product candidates, and the commercialization or further regulatory approval of our products. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, without limitation, risks associated with our clinical development activities, manufacturing processes and facilities regulatory oversight, product commercialization, intellectual property claims, risks associated with our collaborations and collaboration partners, and the risks, uncertainties and other factors described under the heading “Risk Factors” in uniQure’s Form 20-F filed with the Securities and Exchange Commission dated April 7, 2015. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future.

uniQure:

Aicha Diba

Investor Relations

Direct : +31 20 240 6100

Main: +31 20 566 7394

a.diba@uniQure.com

Media inquiries:

Gretchen Schweitzer

MacDougall Biomedical Communications

Direct: +49 89 2424 3495 or  +49 172 861 8540

Main: +1 781 235 3060

gschweitzer@macbiocom.com

UNIQURE N.V.

Unaudited Condensed Consolidated Balance Sheet

(€ in thousands)

	DECEMBER 31,	MARCH, 31
	2014	2015
Assets
Non-current assets
Goodwill	1,342	1,342
Intangible assets other than Goodwill	16,368	17,473
Property, plant and equipment	19,667	22,439
Other non-current assets	1,022	1,145
Total non-current assets	38,399	42,399
Current assets
Receivables from related parties	2,426	2,445
Trade and other receivables	1,542	1,935
Inventories	200	154
Cash and cash equivalents	53,219	43,197
Total current assets	57,387	47,731
Total assets	95,786	90,130
Equity
Share capital	905	921
Share premium	206,111	206,242
Other reserves	17,149	20,329
Accumulated deficit	(181,081)	(193,719)
Total equity	43,084	33,773
Liabilities
Non-current liabilities
Borrowings	16,418	17,050
Financial lease liabilities	134	90
Deferred rent	5,658	6,201
Deferred revenue	15,387	15,237
Deferred tax liabilities	1,379	1,379
Contingent considerations	1,454	1,251
Total non-current liabilities	40,430	41,208
Current liabilities
Trade and other payables	9,617	9,345
Debt to related party - derivative	645	1,829
Borrowings	—	1,402
Borrowings - derivative	207	490
Deferred rent	475	544
Deferred revenue	1,328	1,539
Total current liabilities	12,272	15,149
Total liabilities	52,702	56,357
Total equity and liabilities	95,786	90,130

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UNIQURE N.V.

Unaudited Condensed Consolidated Statements of Comprehensive Income

(€ in thousands, except share and per share data)

	THREE MONTHS ENDED MARC H 31,
	2014	2015
	(€ in thousands)
License revenues	220	221
Collaboration revenues	950	886
Total revenues	1,170	1,107
Cost of goods sold	—	—
Other income	238	206
Research and development expenses	(6,218)	(10,106)
Selling, general and administrative expenses	(2,268)	(4,159)
Other gains / losses, net	(519)	4,245
Total operating costs	(8,767)	(9,814)
Operating result	(7,597)	(8,707)
Finance income	27	19
Finance expense	(259)	(3,950)
Finance income/(expense)—net	(232)	(3,931)
Result before corporate income tax	(7,829)	(12,638)
Corporate income taxes	—	—
Net loss	(7,829)	(12,638)
Items that may be subsequently reclassified to profit or loss	2	1,371
Other comprehensive income	2	1,371
Total comprehensive loss	(7,827)	(11,267)
Loss per share attributable to the equity holders of the Company during the year:
Basic and diluted loss per share	(0.52)	(0.69)

UNIQURE N.V.

Unaudited Condensed Consolidated Statement of Changes in Equity/Deficit

(€ in thousands)

	Total Share Capital	Share Premium	Other Reserves	Accumulated Deficit	Total Equity/Deficit
Balance at January 1, 2014	610	142,459	6,536	(144,041)	5,564
Result for the period	—	—	—	(7,829)	(7,829)
Other comprehensive income	—	—	—	1	1
Total comprehensive loss	—	—	—	(7,828)	(7,828)
Proceeds from shares issued	270	62,351	—	—	62,621
Share issuance costs	—	(668)	—	—	(668)
Share based payment/expense	—	—	2,342	—	2,342
Balance at March 31, 2014	880	204,142	8,878	(151,870)	62,030
Result for the period	—	—	—	(29,209)	(29,209)
Other comprehensive income	—	—	1,149	(2)	1,147
Total comprehensive loss	—	—	1,149	(29,211)	(28,062)
Capital contributions	25	1,969	—	—	1,994
Share based payment/expense		—	7,122	—	7,122
Balance at December 31, 2014	905	206,111	17,149	(181,081)	43,084
Result for the period	—	—	—	(12,638)	(12,638)
Other comprehensive income	—	—	1,371	—	1,371
Total comprehensive loss	—	—	1,371	(12,638)	(11,267)
Capital contributions	16	131	—	—	147
Share based payment/expense	—	—	1,809	—	1,809
Balance at March 31, 2015	921	206,242	20,329	(193,719)	33,773

UNIQURE N.V.

Unaudited Condensed Consolidated Statement of Cash Flows

(€ in thousands)

	THREE MONTHS ENDED March 31,
	2014	2015
Cash flow from operating activities
Net loss	(7,829)	(12,638)
Adjustments for:
Depreciation	144	897
Lease incentive	2,854	613
Derivative result	(10)	1,467
Exchange result	7	(3,044)
Other non-cash items	—	(203)
Share-based expenses	2,342	1,809
Changes in trade and other receivables	(320)	(411)
Movement in inventories	(83)	47
Changes in trade and other payables	(1,062)	(1,580)
Changes in deferred revenue and provisions	(213)	61
Movement in other liabilities	(909)	896
Interest (income) / expense	235	490
Cash used in operations	(4,844)	(11,596)
Interest paid	(225)	(449)
Net cash used in operating activities	(5,069)	(12,045)
Cash flow from investing activities
Purchases of property, plant and equipment	(2,025)	(1,268)
Purchases of intangible assets	(1,148)	(769)
Interest received	47	30
Net cash used in investing activities	(3,126)	(2,007)
Cash flow from financing activities
Proceeds from shares issued	62,621	147
Share issuance cost	(668)	—
Redemption of financial lease	(38)	(41)
Net cash generated from financing activities	61,915	106
Net increase in cash, cash equivalents and bank overdrafts	53,720	(13,946)
Currency effect cash and cash equivalents	2	3,924
Cash, cash equivalents and bank overdrafts at beginning of the period	23,810	53,219
Cash, cash equivalents and bank overdrafts at end of the period	77,532	43,197